

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 9, 2008

via U.S. mail and facsimile

Mr. Edsel R. Burns, President
Energy Services of America Corporation
2450 First Avenue
Huntington, WV 25703

   RE: **Energy Services of America Corporation**
      Form 8-K Item 4.01
      Filed October 3, 2008
      File # 001-32998

Dear Mr. Burns:

We have completed our review of your Item 4.01 Form 8-K and have no further
comments at this time.

          Sincerely,

          Tracey McKoy
          Staff Accountant